UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 23, 2015

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 23 February 2015

Orange buys-out Orascom’s participation and rights in Mobinil (ECMS)

Orange and Orascom Telecom Media and Technology (OTMT) have agreed that Orange will purchase all the shares and voting rights held directly or indirectly by OTMT in the Egyptian Company for Mobile Services (ECMS), a company listed on the Egyptian stock exchange. ECMS operates under the Mobinil brand and is one of Egypt’s leading mobile telecom providers. This transaction will be completed through the exercise of Orange’s call option under the shareholders agreement signed by the two parties in April 2012.

The transfer of OTMT’s direct stake in ECMS will be completed as a “over the counter” transaction between the two main shareholders. The parties expect that the transaction will be finalized by the end of Q1 2015.

This overall transaction will result in the transfer of the totality of OTMT’s direct and indirect interests in ECMS to Orange for a total consideration of €209.6 million EUR. This includes OTMT’s 5% direct stake in ECMS at
280.7 EGP[1] per share, and 28.75% of the voting rights of MT Telecom (MTT), the holding company of ECMS that is fully owned by Orange, for a consideration of 45.8 million EUR. These sums have already been provisioned in its entirety by Orange. As a result of this transaction, Orange will increase its stake in ECMS from around 94% to around 99% of the capital.

Africa and the Middle East is a key part of the Orange group’s development strategy. Through this investment, Orange confirms its commitment to the Egyptian market as one of its most important assets in the region and its largest market in terms of customers.

At the third quarter 2014, Mobinil had 33 million customers and recorded a 4% year-on-year growth in revenues.

about Orange

Orange is one of the world’s leading telecommunications operators with sales of 39 billion euros in 2014 and 156,000 employees worldwide at 31 December 2014, including 99 400 employees in France. Present in 29 countries, the Group has a total customer base of 244 million customers worldwide at 31 December 2014, including 185 million mobile customers and 16 million fixed broadband customers. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services.

Orange is listed on the NYSE Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com, www.livetv.orange.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts: +33 1 44 44 93 93

Tom Wright, tom.wright@orange.com

Olivier Emberger, olivier.emberger@orange.com

DISCLAIMER

This press release does not constitute nor form part of an offer to sell securities or the solicitation of an offer to buy securities in the United States or any other jurisdiction.

[1] At an indicative exchange rate of 1 EUR = 8.56925 EGP as of the date of this press release

ORANGE

Date: February 23, 2015	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations